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                               June 6, 2022

       James A. McCarthy
       Chief Financial Officer
       Wilhelmina International, Inc.
       5420 Lyndon B Johnson Freeway, Box #25
       Dallas, Texas 75240

                                                        Re: Wilhelmina
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 16,
2022
                                                            File No. 001-36589

       Dear Mr. McCarthy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Note 2. Summary of Significant Accounting Policies
       Revenue Recognition, page F-8

   1. We note you record service revenues either gross as a principal or net as an agent. Please quantify for us the
amounts recognized under each basis for each of the years presented.
                                                        We note your disclosure
on page 5 that "Within its fashion model management business,
                                                        Wilhelmina has two
primary sources of service revenue: (i) commissions paid by models as a percentage of
their gross earnings; and (ii) service charges paid by clients in addition to booking fees,
calculated as a percentage of the models    booking fees." Based on this
                                                        disclosure, it appears
that both of these amounts would be recognized net of any earnings retained by the models.
Please tell us your basis for recognizing certain of these sources of service revenue
gross as a principal. Refer to ASC 606-10-55-36 to 55-40.
   2. Please revise to disaggregate revenue recognized from contracts with customers into
 James A. McCarthy
Wilhelmina International, Inc.
June 6, 2022
Page 2
         categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5 and 55-89 to 55-91.
Notes to the Consolidated Financial Statements
Note 6. Commitments and Contingencies, page F-15

3. With regard to the litigation disclosed, please revise to ensure that your disclosures are clear about your conclusions as to the likelihood of a loss contingency. Given that loss contingencies are not required to be disclosed if the likelihood of loss is remote, the fact that contingencies are disclosed implies that you believe the likelihood of loss is at least reasonably possible. However, your current disclosures do not make clear whether your conclusion as to the likelihood of loss is reasonably possible or probable. Therefore, state your conclusion for matters disclosed. In addition, for matters where you judge the likelihood of loss to be reasonably possible or probable but for which you believe the amount of loss cannot be reasonably estimated, you should explicitly state your conclusion that the loss cannot be reasonably estimated. We caution, however, that accrual of a probable loss should not be delayed until only a single amount can be reasonably estimated. When a loss is probable and the reasonable estimate of the loss is a range, the best estimate within the range should be accrued. If no amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range should be accrued. Where losses are accrued and arose from a range, you should disclose whether the accrual was the best estimate within a range or the low end of the range and the range of reasonably possible losses. We believe you should also follow this guidance with respect to disclosure of reasonably possible losses. Refer to
         ASC 450-20-50-1 to 50-6.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameJames A. McCarthy                            Sincerely,
Comapany NameWilhelmina International, Inc.
                                                               Division of
Corporation Finance
June 6, 2022 Page 2                                            Office of Trade
& Services
FirstName LastName